

October 8, 2013

Via E-mail
Gregory P. Anderson
President and Chief Executive Officer
The LGL Group, Inc.
2525 Shader Road
Orlando, Florida 32804

>   **Re: The LGL Group, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 19, 2013**
>   **File No. 333-191269**

Dear Mr. Anderson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

Selling Stockholder, page 13

1.   Please include in your prospectus a description of the transactions through which the selling stockholder acquired your common stock and warrants. Refer to Regulation S-K Item 507. Include the date of the transaction and the consideration paid.

Incorporation by Reference, page 16

2.   We see that after you filed your registration statement you filed a current report on Form 8-K on each of September 19, 2013, September 23, 2013 and October 7, 2013. Since Item 12(a) of Form S-3 requires a registrant to specifically incorporate its latest Form 10-K and any other Section 13(a) reports filed since the end of the fiscal year covered by the Form 10-K, please file an amendment to your registration statement that incorporates all required reports.

3.   Please specifically identify the filings mentioned in the last bullet point of this section.

<u>Exhibit 5.1 – Legality Opinion</u>

4.   Please file a legality opinion which opines that the warrants are a binding obligation of the registrant under the law of the jurisdiction governing the warrants. For guidance, please refer to Section II.B.1.f of Staff Legal Bulletin No. 19 – Legality and Tax Opinions in Registered Offerings available on the Commission's website at http://www.sec.gov/interps/legal/cfslb19.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Robert H. Friedman, Esq.
Olshan Frome Wolosky LLP